2001 Ross Avenue	ABU DHABI	HOUSTON
Dallas, Texas	AUSTIN	LONDON
75201-2980	BEIJING	MOSCOW
	BRUSSELS	NEW YORK
TEL +1 214.953.6500	DALLAS	PALO ALTO
FAX +1 214.953.6503	DUBAI	RIO DE JANEIRO
BakerBotts.com	HONG KONG	RIYADH
WASHINGTON

August 25, 2014

Via EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: Jennifer Gowetski

Re:	InfraREIT, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-11
Submitted July 16, 2014
CIK No. 0001506401

Dear Ms. Gowetski:

This letter sets forth the responses of InfraREIT, L.L.C. (the “Company”) to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 6, 2014 (the “Comment Letter”) concerning Amendment No. 1 to the Draft Registration Statement on Form S-11 (File No. 377-00612) (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is confidentially submitting Confidential Draft Submission No. 3 via EDGAR.

For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter, and set forth below such comment is the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

General

1.	We note your response to comment 7 of our letter dated June 10, 2014. Please revise your disclosure to briefly explain how you are projecting the rate base as of December 31, 2014.

The Company has revised the disclosure on page 2 of the Registration Statement accordingly.

2.	We note your response to comment 2 of our letter dated June 10, 2014. Please confirm, if true, that you own all of the property and equipment shown in the photographs on the inside of cover or advise.

The Company confirms that it owns all of the T&D assets shown in the photographs on the inside cover of the Registration Statement.

Our Relationship with Hunt, page 3

3.	We note your disclosure regarding the ROFO projects and that you are party to a development agreement with Hunt Transmission. Please revise to briefly clarify the number of identified ROFO projects to which you have the right of first offer, describe why four projects are listed on page 3 and balance such disclosure, as applicable, with the risks that you may not acquire such projects and/or they may not be completed.

The Company has revised the disclosure on page 4 of the Registration Statement to reference the list of ROFO Projects beginning on page 120 of the Registration Statement and to note that the list includes seven discrete projects and three additional categories of projects that are subject to the right of first offer in the development agreement. The Company has also revised its disclosure to provide the reason it selected the four projects for discussion in the prospectus summary. The Company has also revised the disclosure to explain that there can be no assurances that any of the ROFO Projects will be completed or, if completed, that the price and other terms of the acquisition of such projects can be negotiated on terms acceptable to the Company.

4.	We note your statement on page 4 that, in 2010, Hunt and Sharyland acquired and integrated the T&D assets of Cap Rock in your REIT structure. We further note that all of the operating assets were acquired by Sharyland and all Cap Rock employees became employees of Sharyland. Please revise to briefly explain how these T&D assets were integrated into your REIT structure.

The Company has revised the disclosure on page 5 of the Registration Statement accordingly.

Rent Revenue, page 8

5.	We note that you have negotiated rent payments intended to provide you with approximately 97% of the projected regulated return on rate base investment attributable to your assets. Please revise to briefly explain what you mean by that statement, clarify why you have negotiated this rate and discuss whether you intend to negotiate rent payments in a similar manner going forward.

The Company has revised the disclosure on page 10 of the Registration Statement accordingly.

6.	We note your disclosure on page 76 that, because your existing rate base will decrease over time as your T&D assets are depreciated, the base rent under your leases with respect to a significant portion of your assets will also decrease over time as your assets are depreciated. Please balance your disclosure in the summary with this information and clarify the rate at which your T&D assets depreciate and how this impacts the base rent. In addition, please clarify how this decrease is reflected in the table on page 110.

The Company has revised the disclosure on page 10 of the Registration Statement to clarify that revenue under its leases will decrease over time due to decreasing base rent related to the depreciation of its assets unless the Company offsets depreciation by making additional capital expenditures. The Company has also added the weighted average rate at which the T&D assets are depreciated. The Company respectfully advises the Staff that the “net effective rent” amounts that are reflected in the table on page 115 of the Registration Statement are presented on a straight-line basis in accordance with GAAP and therefore already give effect to the decline in base rent payments attributable to depreciation over the life of the lease as of the date presented.

Compensation, page 11

7.	Please revise to briefly define “cash available for distribution” on page 11.

The Company has revised the disclosure on page 13 of the Registration Statement accordingly.

Distribution Policy, page 63

Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2014 and December 31, 2015, page 65

8.	We have reviewed your additional disclosure in response to our prior comment 19. Please clarify the following and revise your disclosure as appropriate:

a.	why a 12 month forecast was not presented from the most recent period presented within the financial statements

The Company expects that the 2014 calendar year will be nearing conclusion by the time it is in the market for this offering (the “Offering”), at which point a meaningful forward projection for the first four full quarters following the Offering will commence on January 1, 2015. Further, as described in the Company’s response to comment 8(b) below, the Company intends to present information about its cash available for distribution on a calendar year basis following the Offering. The Company also expects that it will disclose its projections for cash available for distribution for each annual period going forward during the fourth quarter of the preceding year, which is consistent with the timing that the Company expects to complete this Offering. Finally, the Company expects to begin to receive lease revenue in October 2014 with respect to additional assets for which a TCOS filing was made in August 2014. As a result, calendar year 2015 will give full effect to these additional lease payments related to the additional assets placed in service. Accordingly, the Company believes that presenting its projected cash available for distribution for 2015 will provide the most meaningful information for investors. The Company has updated its disclosure on page 67 to explain its rationale for the period presented in the projection.

b.	how the company determined that a forecast presentation of CAD greater than 12 months from the most recent period presented within the financial statements is appropriate

Following the Offering, the Company intends to provide information about its cash available for distribution on a calendar year basis, which the Company believes will be the most meaningful presentation for investors. The Company expects to disclose its projections for cash available for distribution for each calendar year in the fourth quarter of the preceding calendar year. Consistent with this approach, the Company has presented its projected cash available for distribution for the calendar year ending December 31, 2015. In addition, as the owner of rate-regulated T&D assets, the Company expects investors to compare the Company to other utilities and power companies, including those that have been structured as “yieldcos,” rather than other REITs. Most yieldcos that have gone public in the last two years have provided projections for their cash available for distribution for periods of twelve months or more following the anticipated completion of their initial public offerings (see, e.g., NRG Yield, Inc., Nextera Energy Partners, LP, Abengoa Yield plc, and TerraForm Power, Inc.). The Company has updated its disclosure on page 67 to explain its rationale for the period presented in the projection.

c.	how scheduled loan principal amortization payments have been reflected

The Company has revised the disclosure to show debt funding to support the Company’s growth capital expenditures. See response to comment 10 below. The Company has also added a footnote to disclose that the debt funding amount equals the sum of the amortization of existing debt, new debt to offset that amortization in order to maintain the Company’s current regulated capital structure and debt issued to fund the Company’s growth capital expenditures.

d.	the nature of the capital expenditures (i.e. recurring), how the company defines recurring and provide examples

Please see the Company’s response to comment 10 below.

9.	Within your amended filing, disclose the projected dividend rate on an annualized basis.

The Company undertakes to disclose the projected dividend rate on an annualized basis in a future amendment to the Registration Statement.

Footnote (5), page 65

10.	Please revise to present capital expenditures based on the greater of recurring capex (typically based on three-year historical average) or estimated recurring capex. Additionally, disclose the assumptions used by management within your amended filing and clarify how the capital expenditures and assumptions presented reconcile to the disclosure presented on page 81.

The Company has revised the disclosure to include the Company’s total expected capital expenditures for the twelve-month period ending December 31, 2015. The Company has included the full amount of its expected capital expenditures for the forecast period to give a more accurate representation of the cash available for distribution after financing activities that it expects. The Company has not historically tracked its capital expenditures as recurring or non-recurring and respectfully submits that the concept of recurring capex is not applicable to the Company’s business as the owner of rate-regulated T&D assets. The capital expenditures that the Company expects to fund during the forecast period are a combination of capital expenditures related to the upkeep of its assets as well as capital expenditures related to extensions of and improvements to those assets, all of which will constitute capital expenditures in connection with Footprint Projects and increase the Company’s rate base under the leases with Sharyland. Therefore, unlike a traditional REIT owner of real property, the capital expenditures the Company funds ultimately drive the amount of lease revenue that the Company earns.

The Company has segregated the total amount of capital expenditures it expects to fund during the forecast period into two separate line items—capital expenditures to maintain net assets and growth capital expenditures. The Company believes it is relevant to investors to show the amount of capital expenditures necessary to maintain net assets separately to understand the minimum amount the Company would have to spend to maintain its rate base. Moreover, the incentive payments payable to Hunt Manager under the management agreement are based upon the amount of the quarterly distributions paid by the Operating Partnership (which the Company expects to equal the per share distributions to its stockholders) to the extent that they do not exceed the Company’s cash available for distribution. The formula for cash available for distribution for purposes of calculating the incentive payment includes capital expenditures necessary to maintain net assets. Accordingly, the Company believes it is important to show these amounts during the period presented.

Assumptions and Considerations, page 66

11.	Please disclose the assumptions used by management when determining the following:

a.	amount of percentage rent payments expected to be generated under existing, signed lease supplements (Footnote 2)

The Company has revised Footnote (2) on page 70 of the Registration Statement accordingly.

b.	the unsigned lease revenue

The Company has revised Footnotes (3) and (4) beginning on page 70 of the Registration Statement to provide additional detail regarding the assumptions the Company uses in forecasting the Company’s unsigned lease revenue during the forecast period.

c.	the incremental distribution and transmission electric plant that will be placed into service and how the timing of such events drives the lease revenue recognized (Footnote 3)

The Company has revised Footnotes (3) and (4) beginning on page 70 of the Registration Statement accordingly.

d.	the base management fees, incentive payments and other third – party general and administrative expenses

The Company has revised the disclosure on page 71 of the Registration Statement accordingly.

e.	depreciation and amortization expense

The Company has revised the disclosure on page 71 of the Registration Statement accordingly.

f.	the weighted average interest rate, AFUDC debt and debt amortization costs related to interest expense

The Company has revised the disclosure on page 71 of the Registration Statement accordingly.

g.	AFUDC equity and contingent consideration expense related to other income, net.

The Company has revised the disclosure on page 71 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 74

Liquidity and Capital Resources, page 81

Capital Expenditures, page 81

12.	We note your response to comment 8 of our letter dated June 10, 2014. Please revise to disclose the costs incurred to date for the Footprint Projects.

The Company respectfully advises the Staff that the Footprint Project construct and definition has been developed in anticipation of the Offering and will be applied prospectively following the completion of the Offering in connection with the effectiveness of the development agreement. Accordingly, there is no historical precedent for categorizing capital expenditures as Footprint Project costs for periods prior to the consummation of the Offering. However, the Company has revised the disclosure on page 86 of the Registration Statement to provide the historical capital expenditure amounts for the six months ended June 30, 2014 and for 2013 and 2012 and to indicate the portion of such capital expenditures during the six months ended June 30, 2014 that relates to the projects that will constitute ROFO Projects under the development agreement.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-6

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations, page F-7

13.	We have reviewed your response to our prior comment 5. Please clarify how the new management agreement with Hunt Manager has been reflected in the adjustments presented.

The Company has added Note BB to its pro forma financial statements on page F-7 of the Registration Statement to reflect the adjustment for the new management agreement and has revised the pro forma condensed consolidated statements of operations on pages F-4 and F-5 accordingly.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (214) 953-6418.

Very truly yours,

/s/ William D. Howell

William D. Howell

cc:	Greg Imhoff
InfraREIT, L.L.C.

Julian T. H. Kleindorfer
Latham & Watkins LLP